PURE GOLD
MINERALS INC. T.PUG

02042826

02 JUL 23 AM 10:52

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/24

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 23, 2002 *TSX SYMBOL: PUG*

Summer Exploration Program Commences
Beaver Lake Project, Otish Mountains, Quebec

Pure Gold Minerals Inc. ("Pure Gold") is pleased to announce the commencement of exploration on the Beaver Lake project, Otish Mountains, Quebec. The program will include diamond drilling of additional kimberlite targets in the vicinity of the H-1 kimberlite discovery on the Tichégami River property and ground follow-up on kimberlite targets selected from the interpretation of airborne magnetic surveys covering the 90,000 hectare Beaver Lake project area. Surface exploration on each anomaly will include in all cases, geological mapping, till sampling for kimberlite indicator minerals, and ground geophysics if warranted.

The recent announcement of further encouraging results from the Renard kimberlites by the Ashton/Soquem joint venture has continued to focus attention on the Otish Mountain region. In addition to the joint operations of Pure Gold and it's partner Ditem Explorations Inc. ("Ditem") of Montreal, summer field programs are currently being conducted in the immediate area of the Beaver Lake project by Ashton/Soquem and Canabrava/Majescor.

The results of the diamond indicator mineral analysis of the H-1 discovery, Tichégami River property, have confirmed that the intrusive breccia is kimberlitic in composition. Ongoing interpretation of both airborne and ground geophysics has confirmed that there are a number of kimberlite target anomalies in the vicinity of the H-1 discovery. Pure Gold will conduct further surface exploration and diamond drilling to test the most favourable of these anomalies. Detailed surface exploration will also be conducted in the immediate area of the H-1 discovery. Pure Gold has an option to acquire a 60% interest in this property from Ditem.

On the Beaver Lake property, which surrounds the Beaver Lake kimberlite, the company will evaluate priority geophysical anomalies in the vicinity of the Beaver Lake kimberlite. These anomalies have been identified as the result of an ongoing program of processing and interpreting the airborne geophysical surveys over the project area. Pure Gold has an option to acquire a 50% interest in this property from Ditem.

On the Beaver Lake South property, which was acquired by Pure Gold and Ditem by staking early in 2002, the recently completed airborne magnetic survey is being processed and interpreted. Selected priority geophysical anomalies will be evaluated during the current surface exploration program. This program is being conducted under the terms of a 50/50 joint venture with Ditem.

Gordon Keevil, Professional Geologist and Director of Pure Gold, is responsible for the design and conduct of the exploration programs, and the verification and quality assurance of analytical results.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca